Exhibit 99.3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class
Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on June 27, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on June 25, 2008.

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Appointment of Proxyholder

I/We being holder(s) of Advantage Energy Income Fund (the “Trust”) hereby appoint: Kelly I. Drader, Chief Executive Officer of Advantage Oil & Gas Ltd. (“AOG”), of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of AOG, of the City of Calgary, in the Province of Alberta

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Unitholders of Advantage Energy Income Fund (the “Meeting”), to be held on June 27, 2008, at 3:00 p.m., and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors

To fix the number of directors to be elected at the Meeting at ten (10).	☐	☐

	For	Withhold
2. Election of Directors
	☐	☐	Fold
To elect the ten (10) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated May 23, 2008 (the “Information Circular”).

Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
3. Appointment of Auditors

To appoint of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.	☐	☐

	For	Against
4. Appointment of Computershare Trust Company of Canada

To appoint Computershare Trust Company of Canada as trustee of the Trust for the ensuing year as specified in the Information Circular.	☐	☐

	For	Against
5. Amendment to the Restricted Unit Incentive Plan

To approve the proposed amendments to the restricted unit incentive plan of the Trust as specified in the Information Circular.	☐	☐

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.		Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM /YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.		☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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